SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Greenbrier Companies, Inc.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

393657101

(CUSIP Number)

Marc Weitzen, Esq.

Icahn Associates Corp.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 393657101

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,336,957
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,336,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 393657101

1	NAME OF REPORTING PERSON ARI Longtrain Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 1,336,957
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,336,957
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 393657101

1	NAME OF REPORTING PERSON American Railcar Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,336,957
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,336,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 393657101

1	NAME OF REPORTING PERSON Modal LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,336,957
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,336,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 393657101

1	NAME OF REPORTING PERSON Hopper Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,336,957
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,336,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 393657101

1	NAME OF REPORTING PERSON Barberry Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,336,957
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,336,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 25, 2008 by the Reporting Persons (the “Initial 13D”) with respect to the Common Stock, without par value (the “Shares”), issued by The Greenbrier Companies, Inc. (the “Issuer”) and as amended by amendment Number 1 to the Initial 13D on June 11, 2008 (“Amendment Number 1”, and together with the Initial 13D, the “Schedule 13D”) is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing Item 5 in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,336,957 Shares, representing approximately 8.17% of the Issuer’s outstanding Shares (based upon the 16,366,250 Shares stated to be outstanding as of March 28, 2008 by the Issuer in the Issuer’s Form 10-Q for the quarter ended February 29, 2008, filed with the Securities and Exchange Commission).

(b) Longtrain has sole voting power and sole dispositive power with regard to 1,336,957 Shares. Each of ARI, Hopper, Modal, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of ARI, Hopper, Modal, Barberry and Mr. Icahn, by virtue of their relationships to Longtrain (as disclosed in Item 2 of the Initial 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longtrain directly beneficially owns. Each of ARI, Hopper, Modal, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Sold	Price Per Share
Longtrain	June 13, 2008	16,200	$21.79
Longtrain	June 16, 2008	20,500	$22.08
Longtrain	June 17, 2008	69,100	$22.20
Longtrain	June 18, 2008	18,980	$21.65
Longtrain	June 19, 2008	68,263	$22.18

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2008

ARI LONGTRAIN INC.

By:	/s/ Vincent J. Intrieri
Name:	Vincent J. Intrieri
Title:	Treasurer

AMERICAN RAILCAR INDUSTRIES, INC.

By:	/s/ James J. Unger
Name:	James J. Unger
Title:	Chief Executive Officer

HOPPER INVESTMENTS LLC

By:	Barberry Corp., sole member

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

MODAL LLC

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – The Greenbrier Companies Inc., Amendment No. 2]